Exhibit 22.1

The following subsidiary of Healthpeak Properties, Inc. (the “Company”) (i) will be the issuer of debt securities under the indenture among the Company, as guarantor, and the subsidiary listed below and (ii) may be the guarantor of debt securities under the indenture to be entered into among the Company, as issuer, and the subsidiary listed below.

Subsidiary	Jurisdiction of Organization
Healthpeak OP, LLC	Maryland